

03029384

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AGF Management Limited

*CURRENT ADDRESS P.O. Box 50
Toronto - Dominion Centre
Toronto, Ontario M5K 1E9

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

FILE NO. 82- 34743 FISCAL YEAR 11/30/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
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DAT : 8/15/03

AGF Management Limited
Annual Report 2002

Look Inside


AGF

What are you doing after work?

of

Look Inside

Look Inside is the theme of AGF's 2002 Annual Report. It is also a tenet we live by.

For AGF, it means exploring potential and acting on opportunity. It means taking stock of who we are as a company, drawing on our diverse strengths and bringing out the best in our employees.

Look Inside asks us to understand our customers better and anticipate their needs. It highlights new dimensions of our brand and our desire to get to the heart of investors by acknowledging the many passions and facets of their lives.

What are you doing after work?®







2002 was a challenging year for AGF, but we did not waver from our commitment to our shareholders. AGF is built to deliver in the most difficult environments and to withstand the vagaries of economic cycles, just as it has been doing for the last 45 years.

In these difficult times, we see an opportunity to further differentiate AGF. Turbulent markets shape a company's character and innovation. Wherever AGF operates, we strive to create growth and profitability through risk diversification, careful cost control and the development of innovative products and services. Through it all we keep our eyes firmly on the future, committed to our investors and to the growth of this company.



financial highlights



Total Revenue (THOUSANDS OF DOLLARS)
98
99
00
01
02
$654,103
0
100000
200000
300000
400000
500000
600000
700000



Mutual Fund Assets Under Management (MILLIONS OF DOLLARS)
98
99
00
01
02
$23,549
0
5000
10000
15000
20000
25000
30000



Net Income per Share (DOLLARS)
98
99
00
01
02
$1.34
0
0.5
1.0
1.5
2.0



Share Price Performance (DOLLARS)
98
99
00
01
02
$15.70
0
5
10
15
20
25



Cash Flow from Operations per Share (DOLLARS)
98
99
00
01
02
$2.97
0
.5
1.0
1.5
2.0
2.5
3.0
3.5

staying focused through challenging times

dear fellow shareholders

Against the backdrop of protracted volatility in global equity markets, AGF made significant progress in 2002 towards reinforcing our solid foundations. Building on our first key acquisition of 20/20 Financial Corporation back in fiscal 1996, AGF continued to implement a long-term strategy to strengthen our core wealth management business and broaden the scope of our activities by industry and geography.

After six consecutive years of record growth, including three years of the most difficult markets in nearly 30 years, AGF experienced weaker performance in fiscal 2002 as a result of these inhospitable conditions. Despite market instability and the resulting consumer unease, by the end of the year we emerged a stronger and better diversified company with an unwavering commitment to growth and prudent building.

We have demonstrated this commitment by entering new markets, expanding our global presence, leading the trend toward consolidation and outsourcing of third-party administrative services in the mutual fund industry, and reinvesting our strong cash flow in a disciplined manner in order to fuel AGF's future growth. Along with additional investments, acquisitions and innovative products, we remain steadfast in our focus on excellence in customer service, fund management and brand recognition.



Blake C. Goldring, CFA
President and Chief Executive Officer

Despite market instability and the resulting consumer unease, by the end of the year we emerged a stronger and better diversified company with an unwavering commitment to growth and prudent building.

We continue to build on the wealth continuum by improving and expanding services and products available to customers to meet their needs at each stage of life and wealth accumulation.

We are taking initiatives to engage our customers in a meaningful dialogue about what matters to them. As we hone our knowledge of customers, we will build and reinforce relationships as well as generate value and efficiencies to benefit our clients.

It's about building on our strengths.

It's about staying focused through challenging times.

It's about long-term vision.

Now more than ever, vision is crucial and must guide how we deal with reality, not succumb to it. Vision is a term associated with building, yet all around us we see more retrenching than investing in the future.

We take the long view, which dictates clear thinking, strong leadership and a sound strategy. We firmly believe our investment in the future will yield long-term benefits.

SOLID YEAR DESPITE MARKET VOLATILITY

Despite on-going market turmoil, AGF turned in a solid year. This performance was a result of rigorous cost control and our business diversification strategy. We also generated impressive cash flow for the year ended November 30, 2002.

We continue to see cash flow from operations as a key measure of corporate performance. While cash flow in fiscal 2002 declined to $266.4 million, or $2.90 per



share diluted, compared with $284.4 million or $3.10 per share diluted last year, this decline was entirely accounted for by a $19.7-million increase in current taxes in 2002 related to the lower level of selling commissions paid.

Consolidated revenue was $654.1 million, up from $640.0 million last year, an increase of 2.2 per cent.

Consolidated net income was $119.8 million or $1.30 per share diluted for the year, compared with $163.8 million or $1.79 per share diluted in 2001.

Consolidated net income in fiscal 2001 and 2002 was significantly affected by the adoption of two accounting policies. Excluding the impact of these adoptions, AGF's adjusted consolidated net income in 2002 was $80.1 million compared with $84.6 million in 2001, a decrease of 5.3 per cent.

Strong financial controls and enhanced accountability reduced operational costs attributable to mutual fund operations as a percentage of average assets under management by 0.2 basis points, despite a decline of 4.6 per cent in average assets under management.

AGF reinvested approximately $189 million into building subsidiaries, making strategic investments and reinvigorating critical areas of the company.

GROWTH THROUGH DIVERSIFICATION AT HOME AND ABROAD

This year, we completed two key transactions through Unisen Inc., our administrative and technology services subsidiary to the investment fund industry. In January, 2002, we acquired the Toronto-Dominion Bank's record-keeping and fund valuation business and



in September, we purchased Jewelstone Systems Inc., the gold standard and leading supplier of software to the industry.

These are strategic moves that will drive the inevitable trend towards outsourcing administrative functions in this industry. We believe these acquisitions give Unisen the strength and scale to become the preeminent administrative services supplier to the investment fund industry.

We also made good on our commitment to revitalize and grow AGF Trust Company. This dynamic subsidiary has generated tremendous asset growth starting with an innovative RSP loan program launched in 2002, which attracted $148.9 million in its first year. An investment loan program, a revamped Web-based RSP loan program and new products will generate further momentum in this subsidiary.

In the global arena, AGF delivered on a strategy to grow our presence in the U.K. The success of our initial investment in NCL (Securities) Limited in 1998 led us to take a 30-per-cent stake in the enlarged company created this year by the merger of NCL and Smith & Williamson, now one of the largest independent, integrated private client financial services firms in the U.K.

This is an exciting development that allows us not only to participate in a growing business, but also to generate new revenue through our expertise ranging from back-office services to investment management.

The wealth continuum combines product development along with an important focus on our clients, both investment advisors and consumers. Quite simply, we want to serve our customers for life.

We also continue to develop a higher profile in the Asian market. Our relationship with Maruhachi Securities Co., a brokerage firm based in Nagoya, Japan, and an associated company of Nomura Securities, Ltd., has helped leverage our presence and potential in the Japanese market.

Along with our activities in Singapore and China, we see tremendous prospects in the Asian market over the coming years.

NEW PRODUCTS FOR CHANGING TIMES

In time for the 2003 RSP season, we launched a series of innovative new products that respond to the needs of a changing market. FULPaY AGF Funds-Linked Notes, AGF Trust Mutual Fund Linked GIC and AGF Trust Managed Futures Notes Series 1 represent a new product direction that offers investors capital protection as well as access to market gains.

Our portfolio management teams were honoured once again at the Canadian Mutual Fund Awards with Best European Equity Fund for AGF European Equity Class, advised by John Arnold and Rory Flynn of AGF International Advisors Co. Ltd. AGF Global Government Bond Fund, managed by Clive Coombs and Scott Colbourne of AGF Funds Inc. were recognized for Best Foreign Bond Fund.





CUSTOMER FOCUS, WEALTH CONTINUUM AND BRAND CONVERGE

In the last few years, we have articulated a strategic direction that guides AGF's approach to nurturing valuable and trusting relationships. The wealth continuum combines product development along with an important focus on our clients, both investment advisors and consumers. Quite simply, we want to serve our customers for life.

Building and extending the wealth continuum demonstrates our commitment to customers at any age or stage of life. Building and extending our brand allows us to communicate with customers in a unique voice in a relevant way.

Along the wealth continuum, AGF Private Investment Management and Harmony, AGF's tailored investment program, have met with success with strong fund management and a growing clientele. New refinements introduced for Harmony this year further facilitate the selling and administration of this program for advisors.

As we seek to serve investors across the spectrum of age and wealth accumulation, we will focus increasingly on these products and services to give us a competitive edge.

With one of the strongest brands in the Canadian investment management industry, AGF continues to find sustainable competitive advantage in our unique positioning expressed through "What are you doing after work?®"

With this year's launch of AfterWorks, a business-building program for investment advisors, we have added a new dimension to the AGF brand experience. Through AfterWorks, we have introduced a comprehensive program that helps investment advisors and their clients develop a life plan that complements their financial plan. This is a

We will maintain our commitment to build our brand, to intensify control over costs, and ensure the best in customer service and insight. Our global platforms in Ireland, U.K., Singapore and Japan should also prove to have above-average growth potential.

first for a financial services company in Canada. It reinforces our brand across all customer groups and entrenches our positioning as the investment management company with a human face.

Given its initial success, we expect this program to expand and flourish in 2003.

WELL-POSITIONED FOR MARKET REBOUND

In the coming year, we expect that the performance of global equity markets will continue to be a key factor influencing our financial performance. However, with new sources of revenue now established, we have put some insulation in place against these elements and laid the groundwork to benefit from a market rebound.

We believe industry consolidation will continue apace and that AGF is well-positioned to meet these challenges. We will maintain our commitment to build our brand, to intensify control over costs, and ensure the best in customer service and insight. Our global platforms in Ireland, U.K., Singapore and Japan should also prove to have above-average growth potential.

Consistent with falling equity markets, AGF Class B shares returned weaker performance this year. At the same time, dividend payments in 2002 increased 15.9 per cent to allow shareholders to benefit from the strong free cash flow, bringing the rate of dividend increases to 16.9 per cent per year over the last six years.

AGF Class B shares over the long term have generated exceptional shareholder value. Over five years, AGF Class B shares have returned a strong 10.3 per cent compounded

Many people contribute to our on-going growth and success. I want to recognize our employees whose commitment and energy give AGF a special kind of vitality.

annual growth rate. Over 20 years the results are even more impressive. According to a recent listing in *National Post Business* magazine, AGF Class B shares rank an impressive number one for the best performance on the S&P/TSX Composite Index over the last 20 years. In other words, $10,000 invested on December 31, 1982, was worth $560,714 on December 31, 2002 – a total share price growth of 5,500 per cent. This is a testament to AGF's consistency and innovation.

Many people contribute to our on-going growth and success. I want to recognize our employees whose commitment and energy give AGF a special kind of vitality that pushes us to achieve excellence. The directors of the company and the directors of the funds have once again demonstrated their wisdom and professional guidance. Most importantly, I want to thank all the investment advisors who work with us for their trust and commitment. These relationships are truly at the heart of our success.

Thank you,



Blake C. Goldring, CFA
President and Chief Executive Officer



Look Inside

kindergarten teacher

Look Inside asks us to understand our customers...



d a n c er







physiologist






p i lo t



Look Inside means exploring potential...

banker

Look Inside challenges us to better anticipate their needs...



ba ker









industrial engineer











s i ng e r



Look Inside highlights our desire to get to the heart of our investors...

computer programmer

Look Inside acknowledges the many passions and facets of their lives...



m o m











of

management's discussion and analysis of financial condition and results of operations

Overview

AGF Management Limited ("AGF") is one of Canada's largest independent mutual fund and wealth management companies with operations on a global basis. In this Management's Discussion and Analysis ("MD&A"), AGF and its subsidiaries are collectively referred to as the "Corporation".

AGF was started in 1957 with the launch of American Growth Fund, one of the first mutual funds available to Canadians wishing to invest internationally.

Today, the Corporation's principal business is managing a broad range of mutual funds which are currently distributed through independent financial advisors and investment dealers under the brand names AGF and Harmony. The Corporation also offers private investment management, trust products, deposits and loans to individual investors as well as investment advisory and third-party administration services to institutional clients.

Principal subsidiaries and associated companies include:

AGF Funds Inc. – provides investment management and advisory services and is responsible for the sales and marketing of the AGF mutual funds, is the ninth largest mutual fund organization in Canada with 69 funds and in excess of $27 billion in total assets under management.

AGF Private Investment Management Limited – provides private investment management services for high-net-worth clients.

AGF Trust Company – offers a wide range of trust services including GICs, deposits, mortgages, investment loans and RRSP loans.

Unisen Inc. – offers third-party administration services and transfer agency software solutions to institutional clients.

AGF International Advisors Company Limited – Dublin-based and established in 1991, this operation provides investment research and advisory services on European and other international markets for AGF mutual funds and other clients.

AGF Asset Management Asia Ltd. – Singapore-based and established in 1996, this operation provides investment research and advisory services on Asian markets for AGF mutual funds and other clients.

Investmaster Group Limited – a U.K.-based developer of customized investment industry software.

Smith & Williamson Holdings Limited – a leading, independent private client investment management, financial advisory and accounting group based in the U.K.. AGF owns a 30% stake in this company (see section on Subsequent Event).

Consolidated Operating Results

The Corporation believes it is more meaningful to focus on cash flow from operations for the purpose of analyzing year-over-year performance. Cash flow from operations (before net change in non-cash balances related to operations) amounted to $266.4 million ($2.90 per share diluted) for the year ended November 30, 2002, as compared with $284.4 million ($3.10 per share diluted) in the prior year, a decrease of $17.9 million or 6.3%. The comparative net income results have been significantly impacted by the changes in accounting policies described below. Consolidated net income decreased 26.8% to $119.8 million for the year ended November 30, 2002, as compared to $163.8 million a year ago. Diluted earnings per share were $1.30, a decrease of 27.4% from the prior year.


$1.80
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0
$0.76
$1.17
$1.79
$1.30
99
00
01
02

Diluted EPS


$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0
$2.03
$2.62
$3.10
$2.90
99
00
01
02

Diluted Cash Flow from Operations per Share

Impacts of significant accounting changes

Effective December 1, 2001, as a result of the adoption of the new accounting policy for goodwill and other intangible assets (Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3062), $144.0 million of goodwill and $473.7 million of mutual fund management contracts, which have an indefinite useful life, are no longer subject to amortization. During the second quarter of 2002, the Corporation completed the initial impairment testing on the carrying values of goodwill and indefinite life mutual fund management contracts as specified in Section 3062 and determined that there was no impairment to the respective carrying value of these assets. Accordingly, no impairment losses were required to be recognized as a result of this testing. The adoption of Section 3062, without restatement of prior periods, increased net income for the year ended November 30, 2002, by $39.7 million.

Effective December 1, 2000, the Corporation changed its method of accounting for income taxes from the deferral method to the liability method as required under Section 3465 of the CICA Handbook. The adoption of Section 3465, together with the effects of lower federal and Ontario income tax rates, increased net income by $79.2 million for the year ended November 30, 2001.

For ease of comparison, the following chart shows consolidated net income adjusted to exclude the impacts of these two accounting policy changes:

(IN MILLIONS OF DOLLARS)

Years ended November 30		2002		2001
Consolidated net income - reported	$	119.8	$	163.8
Less:				
Net impact of adopting Handbook s.3062		39.7		–
Net impact of adopting Handbook s.3465		–		79.2
Consolidated net income - adjusted	$	80.1	$	84.6

Selected Quarterly Financial Information

The tables below highlight the Corporation's quarterly results for the years ended November 30, 2002, and 2001.

(IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

Year ended November 30, 2002	Q1	Q2	Q3	Q4	Total
Revenue	$ 162.6	$ 179.1	$ 163.8	$ 148.6	$ 654.1
Net income	33.9	37.0	30.7	18.2[2]	119.8
Cash flow[1]	68.8	76.6	63.7	57.3	266.4
Per share amounts					
Earnings - basic	$ 0.38	$ 0.41	$ 0.34	$ 0.21	$ 1.34
- diluted	$ 0.37	$ 0.40	$ 0.34	$ 0.19	$ 1.30
Cash flow[1] - basic	$ 0.77	$ 0.85	$ 0.71	$ 0.64	$ 2.97
- diluted	$ 0.75	$ 0.83	$ 0.70	$ 0.62	$ 2.90

Year ended November 30, 2001	Q1	Q2	Q3	Q4	Total
Revenue	$ 162.5	$ 163.2	$ 163.2	$ 151.1	$ 640.0
Net income	62.2	57.6	25.9	18.1	163.8
Cash flow[1]	76.3	75.8	71.5	60.8	284.4
Per share amounts					
Earnings - basic	$ 0.70	$ 0.65	$ 0.29	$ 0.20	$ 1.84
- diluted	$ 0.68	$ 0.63	$ 0.28	$ 0.20	$ 1.79
Cash flow[1] - basic	$ 0.86	$ 0.85	$ 0.81	$ 0.68	$ 3.20
- diluted	$ 0.83	$ 0.83	$ 0.78	$ 0.66	$ 3.10

[1] CASH FLOW FROM OPERATIONS BEFORE NET CHANGE IN NON-CASH BALANCES RELATED TO OPERATIONS.

[2] THE DROP IN NET INCOME IN THE FOURTH QUARTER OF 2002 FROM THE THIRD QUARTER IS PRIMARILY DUE TO THE $5.5 MILLION PROVISION FOR INTEGRATION COSTS, THE $1.4 MILLION WRITEDOWN OF SHORT-TERM INVESTMENTS AND AN ONTARIO INCOME TAX RATE DELAY IMPACT OF $4.4 MILLION, ALL OF WHICH REDUCED FOURTH QUARTER 2002 NET INCOME, AND ARE NON-RECURRING ITEMS.

Seasonality

Since a high proportion of the Corporation's revenue is based on the daily value of mutual fund assets under management, the Corporation is not subject to significant seasonal swings that impact earnings. Generally, the Corporation experiences higher net sales during the months of January to March, due to the RSP season, however the immediate impact of the level of sales on total assets under management is not nearly as significant as the potential movement caused by changes in market value. Thus, the Corporation's revenue is highly correlated to market values.

Acquisitions and Integration

The Corporation completed two acquisitions during the year ended November 30, 2002. On January 31, 2002, the Corporation, through its wholly-owned subsidiary Unisen Inc. ("Unisen"), acquired The Toronto-Dominion Bank's third-party shareholder record-keeping and fund valuation business for cash consideration of $25.5 million including acquisition costs of $0.5 million. The acquired business, which is based in Toronto, provides shareholder record-keeping and fund valuation services to a variety of investment management firms. Management estimates that a portion of the purchase price will be repaid to the Corporation as a result of a clawback mechanism based on client revenues received during the 12-month period ending January 31, 2003. This repayment of purchase price is expected to occur in fiscal 2003 and will be recorded as a reduction in the value of customer contracts and relationships acquired.

On September 15, 2002, the Corporation, through Unisen, acquired all of the outstanding shares of Jewelstone Systems Inc. ("Jewelstone") for consideration of $59.7 million, including acquisition costs of $0.5 million, with potential additional payments to a maximum of $5 million payable on or before December 31, 2004, conditional on the achievement of certain operational targets. Jewelstone is based in Toronto and is a leading provider of transfer agency software to the Canadian investment fund industry.

Subsequent to these acquisitions, a decision was made to migrate the AGF Funds transfer agency functions to Unisen. As a result of this decision and the two aforementioned business acquisitions, the Corporation commenced the process of consolidating the various third-party record-keeping and fund valuation businesses in one location and moving all its transfer agency operations onto one information technology platform. It is anticipated that the integration will be completed by November 2004. The Corporation recorded an integration charge in fiscal 2002 of $6.5 million in respect of this process.

Wealth Management Operations

Revenue

Revenue of the wealth management operations comprised the following:

(IN MILLIONS OF DOLLARS)

Years ended November 30	2002		2001		
	Amount	% of total	Amount	% of total	% change
Net management and advisory fees	$ 498.4	79.1%	$ 522.8	83.7%	(4.7)%
Administration fees and other revenue	86.1	13.7%	70.4	11.3%	22.2%
Deferred sales charges	43.4	6.9%	30.0	4.8%	44.9%
Investment income	2.2	0.3%	1.5	0.2%	48.6%
	$ 630.1	100.0%	$ 624.7	100.0%	0.9%


$700
$600
$500
$400
$300
$200
$100
$0
$346
$496
$625
$630
99
00
01
02

Revenue – Wealth Management Operations $(MILLIONS)

Net management and advisory fees

Management and advisory fee revenue, net of distribution fees paid to limited partnerships and other third-party financing entities of $24.1 million ($31.9 million in 2001), decreased 4.7% to $498.4 million in 2002 and accounted for 79.1% of the revenue of the wealth management operations. The amount of management and advisory fees is dependent on the level and composition of assets under management ("AUM"). Under the management and investment advisory contracts between the Corporation and each of the mutual funds it manages, the Corporation is entitled to monthly fees based on a specified percentage of the average daily net asset value of the respective fund.

The following table illustrates the composition of the changes in mutual fund assets during the past two fiscal years:

(IN MILLIONS OF DOLLARS)

Years ended November 30	2002	2001[1]	% change
Mutual fund AUM, beginning of year	$ 27,827	$ 27,318	1.9%
Gross sales of mutual funds	3,947	6,024	(34.5)%
Redemption of mutual funds	(4,542)	(3,349)	35.6%
Net mutual fund sales (redemptions)	(595)	2,675	
Market depreciation of fund portfolios	(3,683)	(2,166)	70.0%
Mutual fund AUM, end of year	$ 23,549	$ 27,827	(15.4)%
Average daily mutual fund AUM for the year	$ 26,483	$ 27,751	(4.6)%
Redemptions (as a % of average mutual fund AUM)	17.2%	12.1%	5.1%

[1] THE 2001 AMOUNTS HAVE BEEN ADJUSTED TO INCLUDE THE HARMONY POOLS DUE TO A RECLASSIFICATION OF FUND INDUSTRY STATISTICS.

Mutual fund assets under management decreased 15.4% from November 30, 2001 to November 30, 2002. The change in average daily mutual fund assets under management was much smaller, decreasing only 4.6% from 2001 to 2002. The 4.7% decline in net management and advisory fee revenue from 2001 to 2002 is consistent with this 4.6% year-to-year decline in average mutual fund AUM.

On March 25, 2002, a sub-advisor to four AGF mutual funds announced its decision to terminate the investment advisory contracts. The funds advised by that sub-advisor had accounted for a large portion of the Corporation's net sales of mutual funds during the first quarter of fiscal 2002.

On June 4, 2002, the Corporation successfully completed a comprehensive search for replacement managers and appointed U.S.-based Harris Associates L.P. as sub-advisor on AGF International Value Fund and AGF RSP International Value Fund. In addition, AGF International Advisors Company Limited was appointed as sub-advisor on AGF International Stock Class.

The effect of the manager changes combined with continuing weakness in equity markets contributed to the year-over-year decrease in gross sales and increase in redemptions. Gross mutual fund sales decreased 34.5% to $3.9 billion in 2002 as compared to $6.0 billion in 2001. The Corporation's mutual fund redemption rate (redemptions as a percentage of average AUM for the year) increased from 12.1% in fiscal 2001 to 17.2% in fiscal 2002.

Reflecting weak economic conditions in many major industrial countries, along with numerous U.S. corporate scandals, world equity markets continued to be volatile and declined for a third consecutive year during fiscal 2002 despite a low interest rate environment. Market volatility and investor unease contributed to the industry-wide reduction in gross sales of mutual funds and increased fund redemption rates.

The Corporation's equity mutual funds were not immune from the global market declines and suffered an aggregate market value depreciation of $3.7 billion in assets under management during the year ended November 30, 2002. This decline compares with a market value depreciation of $2.2 billion in AUM during fiscal 2001.

The composition of the Corporation's mutual fund assets under management is summarized as follows:

Percentage of total mutual fund AUM at November 30	2002	2001
Domestic equity funds	22.2%	21.0%
U.S. and international equity funds	50.6%	53.2%
Domestic balanced funds	11.5%	12.2%
U.S. and international balanced funds	4.0%	4.2%
Domestic fixed income funds	9.6%	7.5%
International fixed income funds	2.1%	1.9%

The change in the composition of mutual fund AUM in 2002 was largely due to a higher level of net redemptions of U.S. and international equity funds relative to other types of funds.

Administration fees and other revenue

Administration fees and other revenue increased 22.2% to $86.1 million for the year ended November 30, 2002, from $70.4 million a year ago reflecting the Corporation's success in positioning itself in the third-party administration and high-net-worth and institutional client markets. These revenues were generated from the following sources:

(IN MILLIONS OF DOLLARS)

Years ended November 30		2002		2001	year-over-year
	Amount	% of total	Amount	% of total	% change
Third-party administration	$ 45.5	52.8%	$ 30.0	42.6%	51.5%
Investment advisory fees and other revenue	40.6	47.2%	40.4	57.4%	0.5%
	$ 86.1	100.0%	$ 70.4	100.0%	22.2%

The Corporation's third-party administration business, operating in Canada as Unisen, expanded revenues rapidly in 2002. Revenue growth came primarily from the acquisition of TD Bank's third-party administration business and the acquisition of Jewelstone. Clients of this business unit include some of Canada's largest financial institutions as well as international wealth management companies.

Unisen offers a diverse range of administrative and technology services to these clients, including a highly regarded technology platform designed specifically for the Canadian investment fund industry — Jewelstone's "Unitrax" system. With approximately $149 billion of fund assets under administration for more than five million Canadian investors, Unisen has the scale, technology and people required to be a premier source of outsourcing solutions for the investment fund industry.

Assets managed for high-net-worth individuals and institutional clients were $5.0 billion at November 30, 2002.

Investment advisory fee revenue increased 9.0% in 2002 as compared to 2001 primarily as a result of growth in revenues for private investment management services.

Deferred Sales Charges

Deferred sales charges increased 44.9% from $30.0 million for the year ended November 30, 2001, to $43.5 million for the year ended November 30, 2002. The Corporation receives deferred sales charges upon redemption of securities sold on the contingent deferred sales charge ("DSC") basis for which the Corporation financed the selling commissions paid to the dealer. The DSC schedule generally starts at 5.5% of the original subscription price of the funds purchased if the funds are redeemed within the first two years, and declines to zero after seven years. The higher redemption rate experienced in fiscal 2002 has resulted in increased DSC revenue. It is expected that DSC revenue may be lower in fiscal 2003 as mutual fund redemption levels decline to more historical norms.

Expenses

Selling, general and administrative

Selling, general and administrative expenses ("SG&A"), net of unitholder servicing costs recovered from the mutual funds, increased by 13.2% to $130.5 million for the year ended November 30, 2002, as compared to 2001. The increase was attributable to higher costs incurred in the third-party administration operations as shown in the following table:

(IN MILLIONS OF DOLLARS)

Years ended November 30	2002	2001	% change
Selling, general and administrative expenses			
Mutual fund operations	$ 77.3	$ 81.5	(5.2)%
All other businesses	53.2	33.8	57.4%
	$ 130.5	$ 115.3	13.2%

Stringent cost control measures reduced SG&A in respect of the mutual fund operations by 5.2%. Expressed as a percentage of average AUM, mutual fund operations SG&A decreased by 0.2 basis points for the year ended November 30, 2002, compared to the prior year, despite the year-over-year decline of 4.6% in average AUM.

Trailing commissions

Trailing commissions paid to investment dealers declined 2.7% from $131.5 million in 2001 to $127.9 million in 2002. Trailing commission levels are dependent on total AUM levels as well as the proportion of mutual fund AUM sold on a front-end versus back-end commission basis and the proportion of equity fund AUM versus fixed income fund AUM. Trailing commissions as a percentage of average mutual fund AUM increased from 0.47% in 2001 to 0.48% in 2002.

Investment advisory fees

Investment advisory fees decreased 6.9% from $48.4 million in 2001 to $45.1 million in 2002 due to the decline in mutual fund assets advised by external investment advisors. Investment advisory fees as a percentage of the Corporation's average mutual fund assets declined to 17.0 basis points in 2002 from 17.4 basis points a year ago.

Amortization of deferred selling commissions

Amortization of deferred selling commissions increased by 12.7% to $114.2 million for the year ended November 30, 2002, from $101.4 for the year ended November 30, 2001. During 2002, approximately 51% of the Corporation's mutual fund sales were sold on a DSC basis. Since December 1, 1997, the Corporation has internally financed $713 million of selling commissions. These selling commissions have been capitalized and amortized on a straight-line basis over a period that corresponds with the applicable DSC schedule.

As at November 30, 2002, the unamortized balance of deferred selling commissions financed by the Corporation stood at $466.1 million, a decrease of $13.4 million over the prior year. The contingent deferred sales charges that would be received by the Corporation if all of the DSC securities were redeemed at November 30, 2002, were estimated to be approximately $602 million.

Amortization of customer contracts, relationships and investment advisory contracts

Amortization of customer contracts, relationships and investment advisory contracts increased to $15.7 million in 2002 from $2.6 million in 2001. The increase in amortization was due to the addition of $25.5 million in customer contracts and relationships from the acquisition in January, 2002, of the TD third-party administration business and the reclassification of $46.9 million in management contracts to investment advisory contracts. These intangible assets are amortized over their estimated useful lives, which ranges from five to 15 years.

Amortization of goodwill and management contracts

Amortization of goodwill and management contracts for the year ended November 30, 2002, was nil as compared with $47.9 million a year ago as a result of the adoption, on December 1, 2001, of CICA Handbook Section 3062, Goodwill and Other Intangible Assets. Management contracts have been determined to have an indefinite life and the carrying values of goodwill and management contracts are not subject to amortization. They are, however, tested at least annually for impairment and written down for any impairment losses identified.

Amortization of property, equipment and other intangible assets

Amortization of property, equipment and other intangible assets increased from $13.8 million in 2001 to $17.3 million in 2002. Purchases of property, equipment and other intangible assets continue to be above historical levels as the Corporation consolidates and grows its third-party administration business under Unisen.

Interest expense

Interest expense decreased from $15.5 million in 2001 to $9.3 million in 2002 as a result of the decrease in average bank loans and notes payable outstanding during the year. The Corporation utilized its revolving term loan facility for four significant investments during the year. The following table summarizes the cash component required for each investment:

(IN MILLIONS OF DOLLARS)

Acquisition of TD bank third-party administration business	**$ 25.5**
Acquisition of Jewelstone Systems Inc.	**42.8**
Additional investment in NCL	**8.0**
Deposit for additional investment in Smith & Williamson Holdings Limited	**70.0**

The Corporation ended the year with a net increase in bank loans of $69.6 million. However, most of the increase occurred in the fourth quarter due to the Jewelstone and Smith & Williamson transactions.

Except for the interest rate swap arrangements which fixed the interest rates on an average of $55.5 million of the outstanding loan balance at 5.53% per annum, interest rates on the bank loans were floating based on the prevailing bankers' acceptance rates.

Integration Costs

During the year, the Corporation commenced the process of consolidating the various third-party record-keeping and fund valuation businesses in one location and developing plans to move all its transfer agency operations onto one information technology platform. It is anticipated that the integration will be completed by November, 2004. The Corporation has taken an integration charge of $6.5 million in respect of this process.

Writedown of short-term investments

Short-term investments, which are mainly comprised of seed capital for certain mutual funds launched by the Corporation, were recorded at the lower of cost and market value. As a result of the decline in equity markets, the Corporation recorded a writedown of $1.4 million during the year ended November 30, 2002, to reduce the carrying value of its short-term investments to their market value at year-end.

Trust Company Operations

Over the past year, AGF Trust Company (the "Trust Company") has experienced tremendous asset growth. The RSP loan program has been successful beyond initial expectations, and the Trust Company has expanded the program for the 2003 RSP season. New investment loan products also helped the Trust Company round out its product offerings. The Trust Company continues to investigate and develop products suited to financial advisors and their clients.

Pre-tax income of the Trust Company for the year ended November 30, 2002, amounted to $1.0 million as compared to $1.4 million in the prior year. Non-interest expenses increased to $6.4 million, an increase of $2.9 million, largely as a result of the operating costs associated with new products. Net investment income increased by 78.1% to $7.9 million for the year as a result of the strong asset growth. The Trust Company has supported its policy of managing interest rate risk by entering into interest rate swap transactions that have substantially mitigated the Trust Company's exposure to interest rate movements.

Mortgage growth continued at a steady pace during the year, with mortgage assets increasing by 13.7% to $204.3 million of which 64.3% were insured. Net conventional non-accrual loans were $0.5 million or 0.25% of the mortgage portfolio. The general allowance for mortgages losses was increased to $725,000 from $630,000 during the year.

The investment loan program, which allows clients to borrow in order to invest in AGF and third-party mutual funds continued its strong growth in 2002 with the investment loan portfolio growing to $67.2 million at November 30, 2002, up from $23.9 million a year ago.

The RSP loan program, launched in December, 2001, generated advances of $148.9 million in its first year, well above management's initial estimates. The RSP loan portfolio stood at $111.3 million at November 30, 2002. The general allowance for RSP loan losses stood at $1.1 million at November 30, 2002, or 0.9% of the RSP loan portfolio. The Trust Company is enhancing the Web-based application for the 2003 RSP season, and has expanded the eligible investments under this loan program.

The Trust Company's balance sheet has grown substantially in the last year, with its financial position remaining sound. Total assets increased by 110.3% to $511.7 million at November 30, 2002. The Trust Company's assets to capital multiple stood at 16.3, up from 13.1 times at November 30, 2001, and representing 92.8% of the Trust Company's authorized multiple. The Trust Company increased its issued and outstanding capital stock by $11.7 million during the year, in order to support increased asset levels. Subsequent to November 30, 2002, the Trust Company received an additional subscription of $4.0 million for capital stock and AGF's Board has committed to provide additional capital to the Trust Company. The Trust Company's risk-based capital ratio was 11.9% at November 30, 2002. Liquid assets were high, with $116.3 million in cash and short-term investments at November 30, 2002, ensuring that the Trust Company can easily honour its financial commitments.

Income Taxes

The Corporation recorded an income tax expense of $43.6 million in 2002, compared to a recovery of income taxes of $14.9 million in the prior year. The significant factors impacting the Corporation's effective income tax rate for fiscal years 2002 and 2001 were as follows:

	2002	2001
Canadian corporate tax rate	38.8%	42.0%
Change in future federal and provincial income tax rates	(1.4)	(53.3)
Deductible charitable donations	(5.7)	–
Rate differential on earnings of subsidiaries	(5.0)	(5.7)
Amortization of intangible assets	(0.8)	5.4
Other	0.8	1.6
Effective income tax rate	26.7%	(10.0)%

In fiscal 2001 the effective income tax rate was positively impacted by a change in the method of accounting for income taxes and by a reduction in future federal and provincial income tax rates that lowered the amount of income tax expense by $73.4 million and the effective income tax rate by 53.3%. There was no significant comparable credit to income taxes in fiscal 2002. The statutory Canadian corporate tax rate was reduced to 38.8% in fiscal 2002, as compared to 42.0% in fiscal 2001.

During the year, the Corporation acquired access to deductible charitable donations generating net tax benefits of approximately $9.3 million. Such a tax benefit may not recur in 2003.

As at November 30, 2002, the future income tax liability stood at $272.2 million, as compared with $266.8 million as at November 30, 2001. Approximately 52.4% (54.9% in 2001) of the future income tax liability balance arose from the deduction for income tax purposes of the full amount of selling commissions paid in a year as compared with the amortization of such selling commissions for accounting purposes over six to eight years. The remaining future income tax liability balance relates primarily to the impact of business combinations where the accounting values of the acquired assets and liabilities differ from their tax values.

Liquidity and Capital Resources

Cash flow generated from operating activities (before net change in non-cash balances related to operations) was $266.4 million for the year ended November 30, 2002, compared to $284.4 million in the prior year, a decrease of $17.9 million or 6.3%.

The Corporation's free cash flow (defined as cash flow from operations less selling commissions paid) was $165.6 million for the year ended November 30, 2002, compared to $98.2 million in the prior year. The Corporation's free cash flow along with a net increase in long-term debt of $59.5 million was used primarily to fund the following:

(IN MILLIONS OF DOLLARS)

Acquisitions and investments	**$ 146.3**
Purchase of property, equipment & other intangible assets	**26.1**
Payment of dividends	**23.0**

The Corporation's long-term debt to equity ratio increased slightly from 0.22:1 as at November 30, 2001, to 0.25:1 as at November 30, 2002. During the year, the Corporation's long-term debt increased by $59.5 million, largely to provide the cash required for acquisitions and investments totaling $146.3 million. The Corporation's continuing strong free cash flow could permit a substantial repayment of long-term debt during fiscal 2003.

Consolidated cash and short-term investments amounted to $144.7 million as at November 30, 2002, as compared with $52.8 million a year ago. Most of the increase is due to an $87.0 million increase in cash in the Trust Company operations. Over the past two years, AGF Trust Company has dramatically grown its investment and RSP loan programs and builds cash prior to the RSP season in anticipation of funding these loans.

The Corporation has a 10-year prime rate-based revolving term loan facility to a maximum of $175.0 million (reducing to $150.0 million on June 30, 2003) of which $51.2 million was undrawn as at November 30, 2002. This facility will be available to meet future operational or investment needs. The Corporation anticipates that cash flow from operations, together with the available loan facility, will be sufficient in the foreseeable future to implement its business plan, to finance selling commissions, to satisfy regulatory requirements, to service debt repayment obligations, to meet capital spending needs and to pay quarterly dividends.

Hedging Activities

The Corporation has entered into three interest rate swap transactions which expire between October 28, 2007, and January 27, 2008. These swap transactions convert the floating interest rates paid by the Corporation on $49.5 million of its outstanding bank loans into fixed interest rates averaging 5.53% per annum. The Corporation would have to pay approximately $2.0 million to the counter-party if these swap transactions were terminated at November 30, 2002.

The Corporation has also entered into the following derivative contracts to hedge the currency exposure in respect of its foreign investments:

- foreign exchange forward contracts to sell U.K. £44,545,000 on April 22, 2003 at an average exchange rate of 2.3609 for CDN $105,166,000; and
- a cross-currency swap transaction expiring on November 29, 2004, that involves the exchange of three-month bankers' acceptance floating interest rates on Canadian $3,293,000 for a fixed interest rate of 0.67% per annum on Japanese ¥256,000,000.

Foreign Exchange Risk

The Corporation's main foreign exchange risk derives from the U.S. and international portfolio securities held in the mutual funds under management. Change in the value of the Canadian dollar relative to foreign currencies will cause fluctuations in the Canadian dollar value of non-Canadian AUM upon which the Corporation's management fees are calculated. The Corporation monitors this risk closely, but due to the active management of these funds, does not believe that hedging the movements of the Canadian dollar for this risk is appropriate. From time to time, the AGF funds themselves may enter into foreign exchange contracts to hedge foreign exchange exposure on U.S. and international securities held in the funds.

The Corporation is subject to immaterial foreign exchange risk on its integrated foreign subsidiaries in Ireland and Singapore that provide investment advisory services. These subsidiaries retain minimal monetary exposure to the local currency, their revenues are calculated in Canadian dollars and the local currency expenses are comparatively small.

The Corporation does actively hedge its net U.K. pound exposure on the investment in associated company, as described in the previous section, Hedging Activities. The cash flows from this investment were not material during fiscal 2002 and are not hedged.

Interest Rate Risk

The Corporation is exposed to the risk related to changes in interest rates on $190.7 million of floating rate long-term debt. A 1% change in variable interest rates on this debt in fiscal 2002 would have resulted in a $1.8 million change in interest expense for the year ended November 30, 2002. Such a change in interest rates would not have a material impact on the fair value of the related long-term debt or the results of operations of the Corporation.

Market Risk

The Corporation's revenue stream from net management and advisory fees is subject to market risk, as these management and advisory fees are based on the value of assets under management. In fiscal 2002, average daily mutual fund AUM declined by 4.6% and net management and advisory fee revenue declined by 4.7%. The Corporation does not hedge this risk as the mutual fund portfolios are actively managed with a goal to maximizing their value for unitholders.

The Corporation is exposed to equity market risk on the $19.9 million in short-term investments, which are comprised primarily of seed capital for certain mutual funds launched by the Corporation. These are recorded at the lower of cost and market value and were written down to market value in the fourth quarter of 2002.

Business Strategy

The focus of the Corporation's strategy for 2003 is to strengthen the core wealth management business while at the same time actively continue the diversification of revenue sources, both by industry and geographically.

The objective of market share growth in the core mutual fund business will be supported by various asset retention and sales focus strategies, product enhancements, brand reinforcement and the building of strategic partnerships with key distributors. The recent successful transition to new portfolio managers will be further supported by a continuing rigorous portfolio manager review process in order to ensure the delivery of above-average fund performance. Products and services, including Trust Company offerings, will continue to be expanded along the wealth continuum to meet the needs of investors and advisors at all stages of their investment lives.

The continuing diversification of the Corporation's revenue sources will focus primarily on the integration of administration and systems capabilities within Unisen so as to be positioned to take full advantage of the trend in the investment fund industry towards outsourcing of administrative functions. Global initiatives will be concentrated on wealth management and third-party administration activities in markets which management believes to have above-average growth potential.

Subsequent Event

On December 2, 2002, the merger of NCL (Securities) Limited ("NCL") and Smith & Williamson Holdings Limited ("S&WHL") and the cash subscription by the Corporation of $70.0 million of new capital in the enlarged business were completed. Prior to the merger and subscription, the Corporation owned 43.5% of NCL. Following the subscription, the Corporation held a 30.0% interest in the newly merged company which provides independent private client investment management, financial advisory and accounting services in the U.K. The $70.0 million capital subscription was recorded as a deposit in other investments as at November 30, 2002. The Corporation expects to realize an after-tax gain of approximately $10 million on the tender of its shares in NCL to the offer of S&WHL.

Outlook

The Corporation sees both challenges and opportunities ahead in 2003. As with all investment management firms, the performance of the global equity markets will be an overriding factor influencing the Corporation's financial performance. In recent years, AGF has taken steps to diversify its revenue sources into other high growth markets and related businesses that are not subject to market fluctuations.

In the near term, financial markets are expected to remain volatile. However, the reduction of international geopolitical risks and clearer signals of economic recovery, especially in the U.S., should have a positive impact on the markets. Until the stock markets can establish sustained upward momentum, investors will likely favour income and balanced funds and the new market-linked, capital-protected derivative products. As confidence in economic recovery strengthens, investors should begin to move back into equity investments. These factors will positively impact mutual fund sales and the Corporation's AUM, revenue and earnings. Even with this outlook, management anticipates continued challenges in the first half of fiscal 2003 and net income and cash flow from operations are not expected to grow until after a recovery of global equity markets has been seen.

Unisen is on target to complete its operational integration, including the relocation of all staff to a single Mississauga, Ontario location and converting all the transfer agency clients onto the Jewelstone Unitrax system platform by the end of fiscal 2004. The Corporation anticipates that Unisen will achieve significant operational synergies and cost savings after the integration is completed.

The trend of industry consolidation is anticipated to continue as financial services companies look to achieve greater economies of scale or to access additional distribution channels. The Corporation believes it is well positioned to meet the challenges of a changing marketplace as it has embraced the concept of the wealth continuum and taken steps to provide the services and new products to meet evolving investor preferences. At the same time, the Corporation will maintain its commitment to build the AGF brand, to keep stringent control over costs, to deliver solid fund performance and to provide a high level of client service. Finally, the Corporation's investments in Ireland, the U.K., Singapore and Japan are building a platform for future expansion in markets that management believes have above-average growth potential.

Recent Accounting Pronouncements

Stock Options

In January, 2002, The Accounting Standards Board of the CICA approved amendments to the Handbook section 3870, Stock Based Compensation and Other Stock Based Payments. The amendments are applicable to the Corporation in fiscal 2003, and require the disclosure of pro forma net income and earnings per share, as if the Corporation had applied the fair value-based method of accounting for stock-based compensation. The disclosure will be provided for options granted in fiscal year 2003. The fair value of the options granted will be determined using an option pricing model and major assumptions implicit in determining the fair value will be disclosed.

Foreign Currency Translation and Hedging Relationships

In November, 2001, the Accounting Standards Board of the CICA approved amendments to Handbook section 1650, Foreign Currency Translation, and a new accounting Guideline, Hedging Relationships. The amendments are applicable to the Corporation in fiscal 2003 and will eliminate the deferral and amortization method for unrealized translation gains and losses on non-current monetary assets and liabilities and will require the recognition of exchange gains and losses in net income. The Hedging Relationships Guideline, which is applicable to the Corporation in fiscal 2004, deals with the identification, documentation, designation and effectiveness of hedges and requires the discontinuance of hedge accounting if specified conditions are not met at the time the guideline is first applied. The impact of implementing these accounting policy changes has not been determined.

Forward Looking Statements

This MD&A contains certain "forward-looking" statements that are made based on management's judgement and expectations but are inherently subject to risks and uncertainties beyond the Corporation's control. These risks and uncertainties include economic conditions, market fluctuations, interest rate and foreign exchange movements, political events, regulatory change and competitive developments. Actual results may differ materially from those anticipated in the forward-looking statements

corporate governance

Governing Bodies

The Corporation and its operating subsidiaries are each registered with one or more of various regulatory authorities. The primary governance obligation of the Corporation and these subsidiaries is to abide by the spirit and the letter of the regulations and rules formulated by these authorities, which range from specific rules and regulations to strong statements of general principles based on a commitment to ethical behavior. These regulatory authorities include:

- Provincial Securities Commissions;
- Investment Dealers Association of Canada;
- The Toronto Stock Exchange;
- The Office of the Superintendent of Financial Institutions;
- The Securities and Exchange Commission (Washington D.C.);
- Central Bank of Ireland; and
- Monetary Authority of Singapore.

Code of Ethics

All directors, officers and employees of the Corporation and its subsidiaries are subject to a Code of Ethics that outlines the standards by which they must conduct themselves in their business dealings. Compliance with the Code is a matter of utmost importance and a breach of any of its provisions is grounds for a warning, revision of responsibilities, suspension or dismissal with or without notice, depending on the particular circumstances. The Code sets out specific rules dealing with conflicts of interest, confidential information, insider trading, personal trading by investment managers and others with access to information used in making investment decisions, and a variety of other matters. From time to time, as appropriate, the Code is supplemented by memoranda delivered to directors, officers and employees clarifying or expanding provisions of the Code.

The Boards of Directors

1.

Descriptions and Mandate of the Boards

The Corporation's Board has responsibility for the stewardship of the Corporation and discharges that responsibility by providing advice and direction with respect to the business plans of the Corporation and monitoring the operations of its subsidiaries. The Boards of the various subsidiaries are responsible for reviewing and monitoring the strategic plans of those businesses. In carrying out its responsibilities, the Corporation's Board appoints the Chief Executive Officer and meets with senior executives on a regular basis to receive and consider reports on the affairs of the Corporation. The Board expects these reports to be comprehensive, accurate and timely. In addition to approving specific corporate actions, the Board receives and approves annual and interim reports to shareholders, including annual and interim financial statements.

2.

Membership on the Boards

The majority of the members of the Boards of the Corporation and AGF Trust Company are unrelated to the Corporation and its subsidiaries, meaning they are free from any interest and any business or other relationship that could reasonably be perceived to materially interfere with their ability to act with a view to the best interest of the Corporation, other than interest arising from shareholding. These directors are Douglas L. Derry, Stuart E. Eagles, David King, William Morneau, and Winthrop H. Smith, Jr., who was appointed as a new director of the Corporation's Board on April 25, 2002. In the year ended November 30, 2002, the Corporation's Board met 10 times.

3.

Boards of the Mutual Funds

The Mutual Fund Boards are completely distinct and independent from the Boards of the Corporation and its subsidiaries (apart from three overlapping representatives). These Fund Boards represent the shareholders and unitholders of the Funds. The directors of the Funds that are corporations are elected by shareholders and have the legal responsibility for functions such as approving the appointment of investment managers. The Chairman of these Boards is Mr. John B. Newman, an independent director.

There is presently no legal requirement that mutual fund trusts have a board of governors. As early as the 1980s however, the Corporation recognized the interest of unitholders in having an independent board to provide advice to the trust funds. For this reason, the directors of the corporate Funds are appointed as governors of these funds.

4.

Board Representation and Independence from Management

Mr. C. Warren Goldring, the Corporation's Chairman, owns, directly or indirectly, 80% of the outstanding Class A voting common shares of the Corporation and is therefore a "significant shareholder". Mr. W. Robert Farquharson, the Corporation's Vice-Chairman and Chief Investment Officer, owns, directly or indirectly, the remaining 20% of the Class A voting common shares. Each also owns a significant number of Class B non-voting shares. Messrs. Goldring and Farquharson both serve on the Corporation's Board as management representatives along with Mr. Blake C. Goldring, Chief Executive Officer of the Corporation. The other members of the Corporation's Board are "independent" directors in that they are free from any interest in or relationship with (other than the membership of certain of these directors on the boards of directors of other companies controlled directly or indirectly by Mr. Goldring) the Corporation's significant shareholder or any affiliate of the significant shareholder.

5.

Committees of the Corporation's Board

The independent directors who serve as Chairmen of the Board's committees are responsible for directing the meetings of the committee when matters related to the responsibilities of these committees are discussed. The Corporation's Board has three committees, all of which are composed predominantly of unrelated directors: the Audit Committee, the Corporate Governance Committee and the Compensation Committee.

The Audit Committee

The Audit Committee is responsible for conducting such review and inquiry of management and the internal and external auditors as it deems necessary towards establishing that the Corporation and its subsidiaries are applying appropriate systems of internal controls, which fulfill legislative and regulatory requirements. Internal controls are reviewed and evaluated by the Corporation's internal auditors. The Audit Committee reviews and makes a report to the Board before the approval of the annual and interim financial statements. During the year ended November 30, 2002, the Audit Committee met four times. These meetings included sessions at which management was not present.

The Corporate Governance Committee

The Corporate Governance Committee is responsible for developing the Corporation's approach to governance issues and is actively involved in ensuring the Corporation's compliance with corporate governance guidelines. The Corporate Governance Committee reviews regularly the developments in corporate governance guidelines and makes recommendations to the Board on all such matters. It establishes terms of reference for Board committees, and, as the Nominating Committee for new directors to the Corporation's Board, has established appropriate criteria for new directors to present to the Board. During the year ending November 30, 2002, the Corporate Governance Committee met three times. These meetings included sessions at which management was not present.

The Compensation Committee

The Compensation Committee is responsible for reviewing and approving base salaries, bonuses, long-term incentives, retirement benefits and other compensation for executive officers. The Compensation Committee also reviews processes and policies for establishing compensation and benefit levels, including the granting of stock options. During the year ending November 30, 2002, the Compensation Committee met three times.

6.

Orientation and Education

The Corporation has established a system of orientation and ongoing education for its directors. As part of this program, the Corporation provides directors with updates on the mutual fund and financial services industries, briefings on industry practices relating to corporate governance and other relevant issues.

7.

Shareholder Communication

The Corporation believes that shareholder communication and feedback are essential. This belief is based on the stake shareholders have in the Corporation's business and the importance to shareholders of ensuring that trading prices and volumes of the Corporation's Class B non-voting shares are not adversely affected by a lack of information in the marketplace. Shareholder inquiries are promptly responded to by the Corporate Secretary or another senior officer of the Corporation.

auditors' report

JANUARY 17, 2003

To the Shareholders of AGF Management Limited:

We have audited the consolidated balance sheets of AGF Management Limited as at November 30, 2002 and 2001, and the consolidated statements of income, retained earnings and cash flow for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at November 30, 2002 and 2001, and the results of its operations and its cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.



Chartered Accountants
Toronto, Canada

Consolidated Balance Sheets

(IN THOUSANDS OF DOLLARS)

November 30	2002	2001
ASSETS		
Wealth Management Operations		
Current assets		
Cash and term deposits	$ 8,501	$ 1,445
Short-term investments	19,884	22,021
Accounts receivable and prepaid expenses	55,911	56,042
	84,296	79,508
Investment in associated company (note 6 and 20)	35,909	27,435
Other investments (note 20)	78,806	8,811
Management contracts (note 2)	473,670	473,670
Customer contracts, relationships and investment advisory contracts, net of accumulated amortization of $18,913 (2001 - $3,211) (note 2)	126,611	82,069
Deferred selling commissions, net of accumulated amortization of $453,907 (2001 - $339,698)	466,050	479,409
Property, equipment, and other intangible assets (note 10)	53,850	37,617
Goodwill (note 2)	144,015	114,260
	1,463,207	1,302,779
Trust Company Operations		
Cash and term deposits	116,324	29,355
Accounts receivable and other assets	7,755	5,569
Investments	4,855	4,843
Mortgages and consumer loans	382,779	203,544
	511,713	243,311
	$ 1,974,920	$ 1,546,090

Consolidated Balance Sheets

(IN THOUSANDS OF DOLLARS)

November 30	2002	2001
LIABILITIES		
Wealth Management Operations		
Current liabilities		
Accounts payable and accrued liabilities	$ 52,867	$ 62,296
Long-term debt due within one year (note 14)	40,369	48,896
Income taxes payable	8,984	7,762
	102,220	118,954
Long-term debt (note 14)	224,995	165,481
Participation units (note 15)	6,157	6,157
Future income taxes (note 9(c))	272,197	266,834
Leasehold inducements	1,441	–
Capital lease obligations	408	–
Non-controlling interest in subsidiary	–	83
	607,418	557,509
Trust Company Operations		
Accounts payable and accrued liabilities	10,868	5,428
Deposits	469,068	218,446
	479,936	223,874
SHAREHOLDERS' EQUITY		
Capital stock (note 7)	390,840	361,401
Retained earnings	495,819	402,964
Foreign currency translation adjustment	907	342
	887,566	764,707
	$ 1,974,920	$ 1,546,090

Approved by the Board:



C. Warren Goldring
Director



Douglas L. Derry
Director

Consolidated Statements of Income

(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

Years ended November 30	2002	2001
Revenue		
Wealth Management Operations		
Net management and advisory fees	$ 498,400	$ 522,766
Administration fees and other revenue	86,071	70,417
Deferred sales charges	43,477	30,000
Investment income	2,200	1,480
	630,148	624,663
Trust Company interest, dividends and administration fees	23,955	15,331
	654,103	639,994
Expenses		
Wealth Management Operations		
Selling, general and administrative	130,502	115,316
Trailing commissions	127,873	131,468
Investment advisory fees	45,057	48,395
Amortization of deferred selling commissions	114,209	101,369
Amortization of customer contracts, relationships and investment advisory contracts	15,702	2,575
Amortization of goodwill and management contracts	–	47,925
Amortization of property, equipment and other intangible assets (note 10)	17,270	13,776
Interest expense	9,256	15,462
Integration costs (note 19)	6,500	(1,334)
Writedown of short-term investments	1,364	2,747
	467,733	477,699
Trust Company Operations		
Interest on deposits	14,143	9,652
General and administrative	7,402	3,985
Provision for loan losses	1,424	252
	22,969	13,889
	490,702	491,588
Income before income taxes and non-controlling interest	163,401	148,406
Income taxes (note 9)		
Current	52,695	32,968
Future	(9,050)	(47,835)
	43,645	(14,867)
Net income before non-controlling interest	119,756	163,273
Non-controlling interest share of loss of subsidiary	83	481
Net income for the year	$ 119,839	$ 163,754
Earnings per share (note 2 and 7(f))		
Basic	*$ 1.34*	*$ 1.84*
Diluted	*$ 1.30*	*$ 1.79*

Consolidated Statements of Retained Earnings

(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

Years ended November 30	2002	2001
Retained earnings, beginning of year	$ 402,964	$ 258,838
Net income for the year	119,839	163,754
	522,803	422,592
Deduct:		
Dividends on Class A and Class B shares (25.5¢ per share; 2001 – 22¢ per share)	22,967	19,577
Excess paid over average issue price of Class B shares purchased for cancellation	4,017	51
	26,984	19,628
Retained earnings, end of year	$ 495,819	$ 402,964

Consolidated Statements of Cash Flow

(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

Years ended November 30		2002		2001
Operating activities				
Net income for the year	$	119,839	$	163,754
Items not affecting cash -				
Amortization of deferred selling commissions		114,209		101,369
Amortization of customer contracts, relationships and investment advisory contracts		15,702		2,575
Amortization of goodwill and management contracts		-		47,925
Amortization of property, equipment and other intangible assets		17,270		13,776
Future income taxes		(9,050)		(47,835)
Other		8,478		2,806
		266,448		284,370
Net increase in non-cash balances related to operations		(701)		(30,978)
		265,747		253,392
Financing activities				
Net change in Class B shares		(2,950)		134,472
Dividends		(22,967)		(19,577)
Increase (decrease) in bank loan		69,600		(193,200)
Decrease in notes and instalment payable		(15,236)		(15,992)
Increase in leasehold inducements		1,441		-
Increase in Trust Company deposits		250,622		61,458
		280,510		(32,839)
Investing activities				
Deferred selling commissions paid		(100,850)		(186,158)
Deposit for investment in associated company (note 20)		(69,995)		-
Acquisition of subsidiary net of cash acquired (note 5)		(42,822)		-
Acquisition of third-party administration business (note 4)		(25,506)		-
Investment in associated company (note 6)		(7,951)		(11,237)
Purchase of property, equipment and other intangible assets		(26,057)		(24,240)
Purchase of investments		(575)		(8,045)
Sale of investments — Trust Company Operations		-		1,245
Increase in Trust Company mortgages and consumer loans		(180,613)		(46,394)
		(454,369)		(274,829)
Increase (decrease) in cash and cash equivalents during the year		91,888		(54,276)
Balance of cash and cash equivalents, beginning of year		52,821		107,097
Balance of cash and cash equivalents, end of year	$	144,709	$	52,821
Represented by:				
Cash and term deposits				
Wealth Management Operations	$	8,501	$	1,445
Trust Company Operations		116,324		29,355
Short-term investments		19,884		22,021
	$	144,709	$	52,821
Cash flow from operations per share (before net change in non-cash balances related to operations — note 2 and 7(f))				
Basic	*$*	*2.97*	*$*	*3.20*
Diluted	*$*	*2.90*	*$*	*3.10*

notes to consolidated financial statements

FOR THE YEARS ENDED NOVEMBER 30, 2002 AND 2001 (IN DOLLARS, EXCEPT AS OTHERWISE STATED)

Description of business

AGF Management Limited ("AGF") is incorporated under the Business Corporations Act (Ontario). AGF is an integrated, global wealth management corporation whose principal subsidiaries provide mutual fund management and distribution, private investment management for high-net-worth clients, trust products and services (including mortgage and investment lending and deposit-taking activities), investment advisory services, third-party fund administration services and investment industry software development for individual and institutional clients. AGF conducts the management and distribution of mutual funds in Canada under the brand names AGF and Harmony (collectively, the "AGF Funds"). AGF conducts its third-party fund administration services and investment industry software development under the names Unisen and Jewelstone in Canada and Investmaster in the U.K.

1.

Significant accounting policies

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Certain comparative amounts have been reclassified to conform with the current year's presentation.

Consolidation

The consolidated financial statements include the accounts of AGF and all of its directly and indirectly owned subsidiaries and partnership (collectively referred to as the "Corporation"). The principal entities of AGF are:

AGF Funds Inc.
AGF International Advisors Company Limited
AGF Asset Management Asia Ltd.
AGF Private Investment Management Limited ("AGF PIM")
AGF Trust Company ("Trust Company")
AGF Securities (Canada) Limited
AGF Securities, Inc.
AGF Limited Partnership 1998
Unisen Inc. (formerly AdminSource Inc.)
Investmaster Group Limited (formerly AdminSource (U.K.) Limited)
AGF International Company Limited
20/20 Financial Corporation ("20/20 Financial")
Global Strategy Holdings Inc. ("Global Strategy")
Global Strategy Securities Inc.
Jewelstone Systems Inc. ("Jewelstone")
moneyworld Media Inc.

Revenue recognition

Management and advisory fees are based on the net asset value of funds under management and are recognized on an accrual basis. These fees are shown net of management fee rebates and distribution fees payable to third-party selling commission financing entities.

Administration fees and other revenue are recognized on an accrual basis when the services are performed.

Deferred sales charge ("DSC") revenue is received from investors when mutual fund securities sold on a DSC basis are redeemed. DSC revenue is recognized on the trade date of redemption of the applicable mutual fund securities.

Income taxes

The Corporation uses the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities. These differences are remeasured at each period end using the substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be realized or settled.

Foreign currency translation

The financial statements of integrated foreign subsidiaries are translated using the temporal method. Under this method, monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Non-monetary assets are translated at historical exchange rates. Revenue and expenses are translated at average exchange rates for the period, except for amortization which is translated on the same basis as the related asset. Resulting gains and losses are reflected in net income.

Investments in foreign associated companies and any related debt and foreign exchange forward contracts are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Unrealized translation gains and losses are reported in a separate component of shareholders' equity as a foreign currency translation adjustment.

Investments

Short-term investments are carried at the lower of cost and market value. Long-term investments are carried at cost and are written down when there has been a loss in value that is other than a temporary decline.

Deferred selling commissions

Selling commissions paid on mutual fund securities sold on a DSC basis are recorded at cost and are amortized on a straight-line basis over a period which corresponds with the applicable DSC schedule (which ranges from six to eight years). Unamortized deferred selling commissions are written down to the extent that the carrying value exceeds the expected future revenue on an undiscounted basis.

Property and equipment

Property and equipment, which is comprised of furniture and equipment, computer hardware and leasehold improvements, is stated at cost, net of accumulated amortization. Amortization is computed on the following methods based on the estimated useful lives of these assets:

Furniture and equipment	20% declining balance
Computer hardware	30% declining balance
Leasehold improvements	straight-line over term of related lease

Goodwill and management contracts

The purchase price of acquisitions accounted for under the purchase method and the purchase price of investments accounted for under the equity method are allocated based on the fair values of the net identifiable assets acquired, including management contracts. The excess of the purchase price over the values of such assets is recorded as goodwill. Management contracts have been determined to have an indefinite life.

Goodwill and management contracts are not amortized, but are subject to impairment tests on at least an annual basis. Goodwill is allocated to the reporting units and any potential impairment is identified by comparing the carrying value of a reporting unit with its fair value. If any potential impairment is indicated, then it is quantified by comparing the carrying value of goodwill to its fair value, based on the fair value of the assets and liabilities of the reporting unit.

Finite life intangible assets

Finite life intangible assets, which are comprised of customer contracts, relationships and investment advisory contracts, computer software, television production and program rights, are stated at cost, net of accumulated amortization. Amortization is computed on the following methods based on the estimated useful lives of these assets:

Customer contracts and relationships	straight-line over seven to 15 years
Investment advisory contracts	straight-line over five years
Computer software	straight-line over three to five years
Television production	straight-line over two years
Program rights	straight-line over five years

Mortgages, consumer loans and allowances

Mortgage loans are carried at amortized cost less principal repayments less any holdbacks, net of an allowance for mortgage losses. Interest income from mortgages is recorded on an accrual basis. Accrued but uncollected interest on uninsured mortgages is reversed when loans are placed on a non-accrual basis.

Consumer loans are carried at amortized cost less principal repayments, net of allowance for consumer loan losses. Interest income from consumer loans is recorded on an accrual basis.

Loans are classified as non-accrual when, in the opinion of management, there is reasonable doubt as to the collectibility, either in whole or in part, of interest or principal or when principal or interest is past due 90 days, except where the loan is both well-secured and in the process of collection. In any event a loan that is insured by the federal government or an agency thereof is classified as non-accrual when principal or interest is past due 365 days, or in the case of other mortgage loans, when they are contractually in arrears for 180 days. Thereafter, interest income is recognized on a cash basis only after specific provision for losses has been recovered and provided there is no further doubt as to the collectibility of the principal.

The allowance for mortgage and consumer loan losses consists of both specific and general provisions. Specific provisions relate to individual loans that, in the opinion of management, are necessary to reflect the estimated realizable value of the particular loan. General provisions are based on management's assessment of probable, unidentified losses in the portfolio that have not been captured in the determination of the specific provisions. The assessment includes general economic factors and geographic exposure.

Stock option plans

Stock option plans are described in note 7(e). No compensation expense is recognized when stock options are granted or exercised. Consideration paid by employees on exercise of stock options is credited to capital stock. See note 3 for a description of a future accounting policy change in respect of stock options.

Use of estimates

In preparing these financial statements, management must make certain estimates and assumptions that affect the reported amounts of assets and liabilities, income and expenses and the related disclosures. Actual results may be different from those estimates.

2.

Changes in accounting policies

Goodwill and other intangible assets

On December 1, 2001, AGF adopted the Canadian Institute of Chartered Accountants (CICA) Handbook section 3062, "Goodwill and Other Intangible Assets". A total of $11.4 million of goodwill related to an investment in NCL (Securities) Limited ("NCL"), an associated company accounted for by the equity method, was reclassified to customer contracts as a result of the adoption of section 3062.

Management contracts have been determined to have an indefinite life and the carrying values are not subject to amortization. Other intangible assets having finite lives include customer contracts, relationships and investment advisory contracts. These intangible assets are being amortized on a straight-line basis, based on their estimated useful lives.

As of November 30, 2002, AGF has completed its impairment testing on the carrying values of goodwill and management contracts. No impairment losses were required to be recognized as a result of this testing.

The provisions of section 3062 require that amortization of goodwill and intangible assets with an indefinite life cease upon adoption of section 3062. Adoption of this accounting policy resulted in a $44.6 million decrease in amortization of goodwill and management contracts and a $4.9 million increase in future income tax expense in the year ended November 30, 2002.

The following table discloses a reconciliation of previously reported net income, basic earnings per share and diluted earnings per share to the amounts adjusted for the exclusion of goodwill and management contract amortization, net of income taxes.

$(000)'S

Years ended November 30			2002		2001
Reported net income		$	119,839	$	163,754
Add back:					
Goodwill amortization			–		8,711
Management contract amortization, net of income taxes			–		26,794
Net income adjusted for goodwill and management contract amortization		$	119,839	$	199,259
Earnings per share					
Basic	**- Reported**	$	1.34	$	1.84
	- Adjusted	$	1.34	$	2.24
Diluted	**- Reported**	$	1.30	$	1.79
	- Adjusted	$	1.30	$	2.17

Earnings per share (EPS)

On December 1, 2001, AGF adopted CICA Handbook section 3500, Earnings Per Share. The new recommendations require the use of the treasury stock method in computing diluted EPS. The requirements of section 3500 were adopted retroactively and diluted EPS figures for prior periods have been restated. Upon restatement diluted EPS for the year ended November 30, 2001, was increased by $0.02.

3.

Future accounting policy changes

Stock options

In January, 2002, The Accounting Standards Board of the CICA approved amendments to the Handbook section 3870, Stock Based Compensation and Other Stock Based Payments. The amendments to section 3870, applicable to the Corporation in fiscal 2003, require the disclosure of pro forma net income and earnings per share, as if the Corporation had applied the fair value-based method of accounting for stock-based compensation. The disclosure will be provided for options granted in fiscal year 2003. The fair value of the options granted will be determined using an option pricing model and major assumptions implicit in determining the fair value will be disclosed, including dividend yield, expected volatility, risk-free interest rates and expected option life.

Foreign currency translation and hedging relationships

In November, 2001, the Accounting Standards Board of the CICA approved amendments to Handbook Section 1650, Foreign Currency Translation, and a new accounting guideline, Hedging Relationships. The amendments to Section 1650, applicable to the Corporation in fiscal 2003, will eliminate the deferral and amortization method for unrealized translation gains and losses on non-current monetary assets and liabilities and will require the recognition of exchange gains and losses in net income. The Guideline on Hedging Relationships, applicable to the Corporation in fiscal 2004, deals with the identification, documentation, designation and effectiveness of hedges. The impact of implementing these accounting policy changes has not been determined.

4.

Acquisition of third-party administration business from The Toronto-Dominion Bank

On January 31, 2002, the Corporation acquired The Toronto-Dominion Bank's third-party shareholder record-keeping and fund valuation business for cash consideration of $25.5 million including acquisition costs of $0.5 million.

The transaction was an asset purchase and the entire purchase price was assigned to the intangible asset customer contracts and relationships. The intangible asset is being amortized over its estimated useful life of seven years. The acquired business, which is based in Toronto, provides shareholder record-keeping and fund valuation services to a variety of investment management firms. The results of operations of the acquired business have been included in these consolidated financial statements since the closing date of the transaction.

The purchase price is subject to a clawback based on client revenues received during the 12-month period ending January 31, 2003. Management estimates that a portion of the purchase price will be repaid to AGF as a result of the clawback calculation, subject to finalization. This repayment of purchase price is expected to occur in fiscal 2003 and will be recorded as a reduction in the value of customer contracts and relationships acquired.

5.

Acquisition of Jewelstone Systems Inc.

On September 15, 2002, the Corporation acquired all of the outstanding shares of Jewelstone Systems Inc. for consideration of $59.7 million, including acquisition costs of $0.5 million, with potential additional payments to a maximum of $5 million payable on or before December 31, 2004, conditional on the achievement of certain operational targets. Jewelstone is based in Toronto and is a provider of transfer agency software to the Canadian investment fund industry. The acquisition is being accounted for by the purchase method of accounting with the results of operations of Jewelstone included in the consolidated financial statements from the date of acquisition. The value attributed to customer contracts is being amortized on a straight-line basis over 10 years and the value attributed to the acquired software is being amortized on a straight-line basis over five years.

The fair value of the net assets acquired and consideration paid are summarized as follows:

		$(000's)
Net assets acquired		
Current assets	$	3,252
Property and equipment		1,958
Software		9,274
Customer contracts		34,738
Goodwill		29,754
Liabilities		(5,318)
Future income taxes		(14,007)
	$	59,651
Consideration paid		
Cash	$	42,822
Receivable from vendors		(871)
1,026,682 Class B shares issued		17,700
	$	59,651

6.

Investment in associated company

During the year, the Corporation increased its ownership interest in NCL (Securities) Limited ("NCL") through the purchase of additional shares to hold a 43.5% interest as at November 30, 2002. NCL, which is based in the U.K., provides private client asset management and institutional fund management and advisory services to a broad range of clients.

The investment is being accounted for by the equity method. The purchase price allocation and consideration paid for the additional interest are summarized as follows:

		$(000's)
Net assets acquired		
Customer contracts	$	6,170
Other net assets		1,781
	$	7,951
Consideration paid		
Cash	$	7,951

7. Capital stock

(a) Authorized capital
The authorized capital of AGF consists of an unlimited number of Class B non-voting shares ("Class B shares") and an unlimited number of Class A voting common shares ("Class A shares"). The Class B shares are listed for trading on The Toronto Stock Exchange.

(b) Equity offering of Class B shares
On December 6, 2000, AGF issued 5,500,000 Class B shares at $25.00 per share. The net cash proceeds amounting to $131.7 million (gross proceeds of $137.5 million less share issue costs of $5.8 million) were used to fully repay the bank bridge loan and partially repay the revolving term loan.

(c) Movement during the year
The movement in capital stock during 2001 and 2002 is summarized as follows:

	Number of shares issued		Amount $(000's)
Class B shares			
Balance, November 30, 2000	83,046,454	$	221,107
Issued on equity offering (note 7(b))	5,500,000		134,103
Issued on repayment of instalment payable	123,460		3,411
Issued through dividend reinvestment plan	1,491		37
Stock options exercised	612,182		2,756
Purchased for cancellation	(3,000)		(13)
Balance, November 30, 2001	89,280,587	$	361,401
Issued on acquisition of subsidiary (note 5)	1,026,682		17,700
Issued on purchase of investment	319,614		7,261
Issued on repayment of instalment payable	200,876		3,411
Issued through dividend reinvestment plan	1,873		36
Stock options exercised	524,977		2,296
Purchased for cancellation	(311,500)		(1,265)
Balance, November 30, 2002	91,043,109	$	390,840
Class A shares			
Balance, November 30, 2002, 2001, and 2000	57,600		–
Total stated capital		$	390,840

(d) Class B shares purchased for cancellation
AGF has obtained applicable regulatory approval to purchase for cancellation, from time to time, certain of its Class B shares through the facilities of The Toronto Stock Exchange. Present approval for such purchases extends through to February, 2003. It is the Corporation's intention to file for a one-year extension of the regulatory approval to purchase Class B shares for cancellation.

(e) Stock option plans
AGF has established stock option plans for senior employees under which stock options to purchase an aggregate maximum of 5,251,787 Class B shares could have been granted as at November 30, 2002. Stock options are vested to the extent of 25% to 33% of the individual's entitlement per annum.

The movement in stock options during 2001 and 2002 is summarized as follows:

	Number of options	Weighted average exercise price
Class B share options		
Balance outstanding, November 30, 2000	4,241,340	$ 6.98
Options granted	456,950	$ 27.38
Options cancelled	(19,651)	$ 13.80
Options exercised	(612,182)	$ 4.50
Balance outstanding, November 30, 2001	4,066,457	$ 9.61
Options granted	1,461,800	$ 18.18
Options cancelled	(19,333)	$ 21.38
Options exercised	(524,977)	$ 4.38
Balance outstanding, November 30, 2002	4,983,947	$ 12.60

The following summarizes information about stock options outstanding as at November 30, 2002:

Range of exercise prices	Number of options outstanding	Weighted average remaining life	Weighted average exercise price	Number of options exercisable	Weighted average exercise price
$ 2.23 to $ 5.07	1,540,550	0.7 years	$ 3.11	1,540,550	$ 3.11
$ 6.73 to $ 11.81	1,142,947	2.8	$ 10.20	1,023,572	$ 10.07
$ 13.02 to $ 17.87	1,075,700	6.2	$ 15.33	148,450	$ 17.41
$ 20.73 to $ 27.73	1,224,750	6.0	$ 24.39	177,112	$ 25.96
	4,983,947	3.7	$ 12.60	2,889,684	$ 7.71

The outstanding stock options have expiry dates ranging from December, 2002 to October, 2009.

(f) Per share amounts
Basic and diluted earnings per share and cash flow from operations per share have been computed using the weighted average number of Class A and Class B shares outstanding during the year. Diluted earnings per share and cash flow from operations per share have been computed on the basis that all of the stock options had been exercised at the beginning of the year.

8.

Agreements with mutual funds

The Corporation acts as manager for the AGF Funds and receives management and advisory fees from the AGF Funds in accordance with the respective agreements between the funds and the Corporation. In return, the Corporation is responsible for management and investment advisory services and all costs connected with the distribution of securities of the funds. Substantially all the management and advisory fees the Corporation earned in 2002 and 2001 were from the AGF Funds. As at November 30, 2002, the Corporation had $23,488,000 (2001 – $24,807,000) receivable from the AGF Funds. The Corporation also acts as trustee for the AGF Funds that are mutual fund trusts.

The Corporation directly provides unitholder services to the funds and is compensated for such services. These services are provided in the normal course of operations and are recorded at the amount of consideration agreed to by the parties. The aggregate unitholder services costs absorbed and management and advisory fees waived by the Corporation during the year were approximately $4,015,000 (2001 - $3,014,000).

9.

Income taxes

(a) The Corporation's effective income tax rate is comprised as follows:

Years ended November 30	2002	2001
Canadian corporate tax rate	38.8%	42.0%
Change in future federal and provincial income tax rates	(1.4)	(53.3)
Deductible charitable donations[1]	(5.7)	–
Rate differential on earnings of subsidiaries	(5.0)	(5.7)
Amortization of management contracts and goodwill	(2.7)	5.2
Amortization of customer contracts and relationships	1.9	0.2
Tax-exempt investment income and write-down of short-term investments	0.1	0.7
Other	0.7	0.9
Effective income tax rate	26.7%	(10.0)%

[1] DURING THE YEAR, THE CORPORATION ACQUIRED ACCESS TO DEDUCTIBLE CHARITABLE DONATIONS GENERATING NET TAX BENEFITS OF $9.3 MILLION.

(b) Significant components of the provision for income tax expense attributable to continuing operations are as follows:

$(000'S)

Years ended November 30		2002		2001
Future income taxes (benefits)				
Change in temporary differences	$	(13,516)	$	25,521
Tax rate changes		4,466		(73,356)
Future income taxes (benefits)	$	(9,050)	$	(47,835)

(c) The tax effects of temporary differences which gave rise to future tax liabilities and assets are as follows:

$(000'S)

November 30		2002		2001
Future tax asset (liability)				
Deferred sales commissions	$	(142,761)	$	(146,396)
Deferred revenue		1,872		1,879
Undepreciated capital cost in excess (less than) carrying values		(2,817)		492
Loss carryforwards		2,558		903
Ontario corporate minimum tax		222		7,203
Integration costs		1,620		-
Share issue costs		1,211		1,618
Goodwill and management contracts		(134,055)		(130,382)
Other		(47)		(2,151)
Future income tax liability	$	(272,197)	$	(266,834)

(d) As at November 30, 2002, certain subsidiaries of the Corporation have accumulated aggregate income tax losses of approximately $16.7 million (2001 - $7.1 million) that may be used to reduce taxable income in the future. These tax loss carry-forwards expire as follows:

$6.5 million	2007 to 2009
$10.2 million	no expiry date

The potential tax benefits of $10.2 million of these losses have not been recognized in the consolidated financial statements.

10.

Property, equipment and other intangible assets

November 30, 2002	Cost	Accumulated amortization	Net
Property and equipment			
Furniture and equipment	$ 19,630	$ 9,729	$ 9,901
Leasehold improvements	14,492	7,416	7,076
Computer hardware	44,846	27,008	17,838
Total property and equipment	78,968	44,153	34,815
Other intangible assets			
Computer software	34,365	17,371	16,994
Television production and program rights	6,955	4,914	2,041
Total other intangible assets	41,320	22,285	19,035
	$ 120,288	$ 66,438	$ 53,850

November 30, 2001	Cost	Accumulated amortization	Net
Property and equipment			
Furniture and equipment	$ 14,060	$ 7,816	$ 6,244
Leasehold improvements	11,560	5,900	5,660
Computer hardware	36,704	19,599	17,105
Total property and equipment	62,324	33,315	29,009
Other intangible assets			
Computer software	17,167	11,409	5,758
Television production and program rights	5,200	2,350	2,850
Total other intangible assets	22,367	13,759	8,608
	$ 84,691	$ 47,074	$ 37,617

11.

Commitments

The Corporation is committed under operating leases for office premises and equipment (excluding amounts provided for in the financial statements) which require approximate minimum rental payments as follows:

		$(000's)
2003	$	6,546
2004		8,468
2005		7,019
2006		6,056
2007		5,961
Thereafter		37,516

12.

Limited partnership financings

Selling commissions paid on certain sales of mutual fund securities of the AGF Funds made on the DSC basis ("DSC securities") have been financed by limited partnerships held by third-party investors. Up to November 30, 2002, such limited partnerships have financed selling commissions of approximately $440 million in respect of such DSC securities. The Corporation is obligated to pay the relevant limited partnership an annual fee of 0.47% to 0.90% of the net asset value of DSC securities. The limited partnerships also receive any deferred sales charges resulting from the redemption of such securities. These obligations continue as long as such DSC securities remain outstanding except for certain of the limited partnerships, in which case the obligation terminates at various dates from December 31, 2006, to December 31, 2020. For certain limited partnerships the obligation is secured by the Corporation's mutual fund management contracts to the extent of the particular obligation.

During 1998, 1999, and 2000, 11 of the AGF and 20/20 limited partnerships amalgamated to form AGF Master Limited Partnership. The amalgamations did not change the Corporation's obligations in respect of the relevant DSC securities in any material respect.

The Corporation is responsible for the management and administration of the limited partnerships. These services are provided in the normal course of operations and are recorded at the amount of consideration agreed to by the parties. The amount of fees received in 2002 was $585,000 (2001 - $592,000). As at November 30, 2002, the net asset value of DSC securities financed by the limited partnerships was $3.1 billion (2001 - $4.2 billion).

13.

Other deferred selling commission financing

During 1998 Global Strategy Financial Inc. entered into an agreement with Putnam, Lovell, de Guardiola &Thornton Inc. ("PLGT") where PLGT would finance sales commissions paid on the sale of Global Strategy mutual funds sold on a DSC basis from July 1, 1998, to December 31, 1999. The agreement was amended on March 28, 2000, extending the funding period to March 31, 2001. PLGT financed sales commissions of approximately $54.1 million in respect of such distributed mutual funds for the period from July 1, 1998, to November 30, 2000. PLGT receives a direct annual share of the management fee revenue on distributed mutual funds that remain outstanding and whose sales were originally financed by them. Such payments are accounted for as distribution fees in accordance with note 1 – Revenue recognition. PLGT is also entitled to deferred sales charge revenue payable by the unitholder on the redemption of those distributed mutual funds. In addition, PLGT receives from the Corporation a share of the management fee revenue equal to the deferred sales charge revenue that would otherwise be payable by the unitholder on free redemptions of those distributed mutual funds, also accounted for as distribution fee payments.

On January 25, 2001, the agreement between Global Strategy Financial Inc. and PLGT was amended to provide for the termination, effective October 31, 2000, of funding in connection with the program whereby PLGT financed sales commissions paid on the sale of Global Strategy mutual funds sold on a DSC basis.

Also on January 25, 2001, the Corporation purchased for $7.3 million, PLGT's title, interest and right to receive distribution fees and deferred sales charges payable in respect of distributed mutual fund units of the Global Strategy funds sold during the period from April 1, 2000, to October 31, 2000, for which PLGT financed the sales commissions.

14.

Long-term debt

$(000'S)

November 30		2002		2001
Bank loans				
Fully amortizing term loan	$	106,200	$	141,600
Revolving term loan		123,800		18,800
Notes payable due November 22, 2004		9,938		14,906
Notes payable due April 30, 2013		25,140		30,059
Instalment payable due July 31, 2002		–		8,527
Loan notes due September 30, 2004		286		485
		265,364		214,377
Less: amount included in current liabilities		40,369		48,896
	$	224,995	$	165,481

(a) Bank loans

Fully amortizing term loan

The Corporation has arranged a fully amortizing five-year term loan with a Canadian chartered bank, which is repayable in equal quarterly instalments over the period of 20 quarters following advance plus interest payable. The facility can be funded by direct advances and/or bankers' acceptances ("BAs"). At November 30, 2002, the Corporation has drawn the facility in the form of a 92-day BA at an effective interest rate of 3.25% per annum.

Revolving term loan

The Corporation has arranged a 10-year prime rate-based revolving term loan to a maximum of $175.0 million (reducing to a maximum of $150.0 million on June 30, 2003) with a Canadian chartered bank. Under the loan agreement, the Corporation is permitted to avail the revolving term loan by direct advances and/or bankers' acceptances. The revolving term loan is available at any time for a period of 364 days from commencement of the loan (the "Commitment Period"). The expiration of the current Commitment Period is June 30, 2003. However, the Corporation may request by April 15, 2003, and prior to April 15 in any calendar year thereafter, for a recommencement of the 10-year term at the expiry of the then current Commitment Period. No repayment of the principal amount outstanding pursuant to the revolving term loan is required during the first three years of the then applicable term. Thereafter, the loan balance shall be repaid in minimum monthly instalments of at least one-eighty-fourth of the amount of principal outstanding.

As at November 30, 2002, the Corporation has drawn $123.8 million against the available loan amount in the form of five to 91 day BAs at an effective interest rate of 3.19% per annum.

Security for the bank loans includes a specific claim over the management fees owing from the mutual funds (subject to the existing claims of related limited partnerships) for which the Corporation acts as manager and, depending upon the amount of the loan outstanding, an assignment of AGF's investments in 20/20 Financial and AGF International Company Limited.

(b) Notes payable due November 22, 2004

Amortizing four-year notes payable relate to the acquisition of Global Strategy and are repayable in equal annual instalments of $5.0 million. Interest is payable monthly based on the 30-day BA rate plus 0.40% per annum. The notes are secured by irrevocable letters of credit from a Canadian chartered bank.

(c) Notes payable due April 30, 2013

Proceeds from notes payable issued to Multi-Fund Income Trust ("Multi-Fund") were used to pay sales commissions incurred on the sale of units of the Global Strategy funds purchased on a contingent deferred sales charge basis from July 30, 1997, to June 30, 1998.

The notes payable bear interest at 5% per annum accrued daily and payable monthly. Monthly repayments of interest and principal are required until the full principal amount of the notes is repaid or April 30, 2013, whichever comes first. Monthly repayments are determined based on a specified percentage (up to 0.47% per annum) of the net asset value of mutual fund assets financed by Multi-Fund ("Distributed Securities"). Monthly repayments will also include all contingent deferred sales charges received by the Corporation related to Distributed Securities.

Multi-Fund has no recourse to any other assets of the Corporation to satisfy any amount payable in respect of the notes.

(d) Loan notes due September 30, 2004

Loan Notes are payable in British pounds. Interest is payable semi-annually at an interest rate that is reset semi-annually based on LIBOR.

15.

Participation units

Proceeds from participation units issued to Multi-Fund were used to pay sales commissions incurred on the sale of units of the Global Strategy funds purchased on a contingent deferred sales charge basis from July 30, 1997, to June 30, 1998.

After the notes payable referred to in note 14(c) are repaid in full and prior to April 30, 2013, Multi-Fund will be entitled to up to 0.52% per annum of the net asset value of then outstanding Distributed Securities (together with all contingent deferred sales charges relating to the Distributed Securities, if any) under the terms of the participation fee agreement.

The participation units have been accounted for as a deferred credit. If the notes payable are repaid in full prior to April 30, 2013, the deferred credit will be amortized over the remaining period to that date. Otherwise, the entire amount will be recognized as revenue on April 30, 2013.

16.

Interest rate swap and foreign exchange hedge transactions

The Corporation has entered into, for hedging purposes, three interest rate swap transactions (the "swap transactions") with a Canadian chartered bank. The swap transactions expire between October 28, 2007, and January 27, 2008. They involve the exchange of three-month bankers' acceptance floating interest rates for fixed interest rates of 5.47% to 5.56% per annum. As at November 30, 2002, the aggregate notional amount of the swap transactions was $49.5 million (2001 - $59.1 million). The aggregate fair value of the swap transactions, which represents the amount that would be paid by the Corporation if the transactions were terminated at November 30, 2002, was $2,036,000 (2001 - $2,431,000).

To hedge its currency exposure and to fix the interest rate on borrowings in connection with a Japanese yen-denominated investment, the Corporation has entered into a cross-currency swap transaction which expires on November 29, 2004. It involves the exchange of three-month bankers' acceptance floating interest rates on a notional amount of CDN $3,293,000 for a fixed interest rate of 0.67% per annum on a notional amount of JPY ¥256,000,000. The aggregate fair value of the cross-currency swap transaction, which represents the amount that would be received by the Corporation if the transaction was terminated at November 30, 2002, was $11,000 (2001 - $21,000).

To hedge its currency exposure in connection with its investment in U.K.-based NCL (Securities) Limited, an associated company, and a foreign denominated deposit (see note 20), the Corporation has entered into five foreign exchange forward contracts to sell U.K. £44,545,000 on April 22, 2003, at an average exchange rate of 2.3609 for CDN $105,166,000. The fair value of the forward contracts at November 30, 2002, have been recorded in a separate component of shareholders' equity as a foreign currency translation adjustment.

To hedge its exposure to fluctuating interest rates, AGF Trust Company has entered into 25 interest rate swap transactions with two Canadian chartered banks, as noted below. The swap transactions expire between March 1, 2003, and October 31, 2007, and involve the exchange of the average one-month bankers' acceptance rate to receive fixed interest rates, paid monthly. As at November 30, 2002, the aggregate notional amount of the swap transactions was $262,000,000. The aggregate fair value of the swap transactions, which represents the amount that would be received by AGF Trust Company if the transactions were terminated at November 30, 2002, was $1,747,000 (2001- nil).

$(000)'S

Notional Amount of Swap	Maturity Date	Fixed Interest Rate Received
$ 136,300	2003	2.70% - 3.90%
62,500	2004	3.16% - 4.41%
13,500	2005	3.49% - 4.17%
5,000	2006	4.57%
44,700	2007	4.07% - 5.11%

17.

Fair value of financial instruments

(a) Wealth Management Operations

$(000'S)

	November 30, 2002		November 30, 2001	
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Short-term investments	$ 19,884	$ 19,894	$ 22,021	$ 22,450
Other investments	78,806	78,380	8,811	8,967
	$ 98,690	$ 98,274	$ 30,832	$ 31,417

The estimated fair value of securities with an available trading market is based on their quoted market value. Investments that have no trading market are valued based on management estimates using common valuation techniques.

Short-term investments include $18,615,000 (2001 - $18,763,000) in investments in various AGF Funds.

(b) Trust Company Operations

$(000'S)

	November 30, 2002		November 30, 2001	
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Investments	$ 4,855	$ 5,267	$ 4,843	$ 5,131
Mortgages and consumer loans	382,779	387,241	203,544	209,998
	$ 387,634	$ 392,508	$ 208,387	$ 215,129
Deposits	$ 469,068	$ 475,491	$ 218,446	$ 222,592

The estimated fair value of securities with an available trading market is based on their quoted market value. The estimated fair value of loans and deposits is determined by discounting the future cash flow at prevailing interest rates for loans and deposits with similar terms and applicable credit risks.

As at November 30, 2002, the Corporation's mortgage portfolio was comprised substantially of fixed rate residential mortgages, of which $131.9 million is insured, with a weighted average term to maturity of 2.0 years and a weighted average yield of 7.00%. Consumer loans have floating interest rates based on prime.

The carrying value of mortgages is net of an allowance for mortgage losses of $735,000 (2001 - $725,000). The carrying value of the consumer loans is net of an allowance for loan losses of $1,473,000 (2001 - $60,000).

As at November 30, 2002, deposits were comprised substantially of guaranteed investment certificates with a weighted average term to maturity of 1.8 years and a weighted average interest rate of 4.10%.

(c) Other financial assets and financial liabilities of the Wealth Management Operations and Trust Company Operations are recorded at cost, which approximates fair value.

18.

Supplemental disclosure of cash flow information

Interest payments in 2002 were $23,399,000 (2001 - $25,149,000).
Income tax payments in 2002 were $51,473,000 (2001 - $34,029,000).

19.

Integration costs

During the year ended November 30, 2002, AGF, through its wholly-owned subsidiary Unisen Inc., acquired The Toronto-Dominion Bank's third-party shareholder record-keeping and fund valuation business and Jewelstone Systems Inc.'s transfer agency system for the investment fund industry (see notes 4 and 5). Also, during the year, a decision was made to commence migrating the transfer agency functions for the AGF Funds to Unisen early in fiscal year 2003.

As a result, the Corporation commenced the process of consolidating the various third-party record-keeping and fund valuation businesses in one location and developing plans to move all its transfer agency operations onto one information technology platform. It is anticipated that the integration will be completed by November 30, 2004. The Corporation's integration charge of $6.5 million in respect of this process includes $3.8 million relating to the writedown of certain leasehold improvement and computer hardware assets and $1.3 million in lease termination and other costs, in addition to $1.4 million in costs incurred during the year ended November 30, 2002 on integration of The Toronto-Dominion Bank's third-party administration business.

20.

Subsequent event

On December 2, 2002, the merger of NCL (Securities) Limited and Smith & Williamson Holdings Limited and the cash subscription by the Corporation of $70.0 million of new capital in the enlarged business were completed. Prior to the merger and subscription, the Corporation owned 43.5% of NCL. Following the subscription, the Corporation held a 30.0% interest in the newly merged company which provides independent private client investment management, financial advisory and accounting services in the U.K. The $70.0 million capital subscription was recorded as a deposit in other investments as at November 30, 2002.

AGF Trust Company Balance Sheets

(IN THOUSANDS OF DOLLARS)

December 31	2002	2001
ASSETS		
Cash and short-term investments	$ 121,114	$ 50,176
Securities	4,183	4,855
Mortgages receivable	205,576	181,609
Consumer loans receivable	68,965	29,112
RSP loans receivable	113,640	4,618
Accrued interest receivable	2,420	1,132
Accounts receivable	1,701	1,248
Income taxes recoverable	438	844
Deferred charges	2,116	1,386
Other assets	2,353	1,558
TOTAL ASSETS	$ 522,506	$ 276,538
LIABILITIES		
Deposits		
Demand deposits	$ 3,338	$ 3,855
Short-term deposits	4,129	18,355
Guaranteed investment certificates	467,491	221,191
	474,958	243,401
Accounts payable and accrued liabilities	11,395	6,512
Future income taxes	379	331
Deferred income	62	75
	486,794	250,319
SHAREHOLDER'S EQUITY		
Capital stock	25,358	17,360
Retained earnings	10,354	8,859
	35,712	26,219
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 522,506	$ 276,538

ten-year review

Consolidated Ten-year Review

	2002	2001	2000	1999
Operations ($000)				
Total revenue	654,103	639,994	508,681	356,703
Net income	119,839	163,754	95,931	61,710
Dividends	22,967	19,577	14,092	11,642
Financial Position ($000)				
Working capital (deficit)	95,287	(9,950)	(86,692)	55,348
Long-term debt	224,995	165,481	278,051	72,048
Shareholders' equity	887,566	764,707	480,091	284,244
Return on equity[1]	14.5%	26.3%	25.1%	23.8%
Per Share ($)				
Net income – basic	1.34	1.84	1.23	0.80
Dividends	0.255	0.22	0.18	0.15
Book value	9.74	8.56	5.78	3.64
Mutual fund assets under management at year end ($000,000)[2]	23,549	27,827	26,979	18,705

[1] FOR 1998-2002, NET INCOME AS PERCENTAGE OF AVERAGE SHAREHOLDERS' EQUITY FOR THE YEAR. FOR 1993-1997, NET INCOME AS PERCENTAGE OF SHAREHOLDERS' EQUITY AT END OF YEAR.

[2] HARMONY POOLS INCLUDED FOR 2001 AND 2002.

1998	1997	1996	1995	1994	1993
288,822	236,759	178,993	87,628	79,938	58,475
48,777	40,489	22,403	16,896	15,898	9,905
9,970	6,491	6,272	6,159	3,916	3,395
40,186	30,903	5,476	84,638	67,455	74,219
81,422	38,000	60,000	72,950	72,950	72,950
233,383	192,173	115,565	62,366	52,164	39,976
22.9%	21.1%	19.4%	27.1%	30.5%	24.8%
0.64	0.55	0.37	0.34	0.33	0.21
0.13	0.09	0.10	0.13	0.08	0.07
3.03	2.53	1.85	1.26	1.06	0.82
15,015	12,429	10,075	4,471	4,076	3,636

Board Of Directors

AGF Management Limited and AGF Trust Company

Douglas L. Derry [4]
Stuart E. Eagles [5,6]
W. Robert Farquharson
Blake C. Goldring [2]
C. Warren Goldring [1]
Walter A. Keyser
David King
William Morneau [7]
Winthrop H. Smith, Jr. [8]

Mutual Fund Corporations and Trusts

Philippe Casgrain, Q.C.
Clive H.J. Coombs
Rimmer de Vries
W. Robert Farquharson
C. Warren Goldring
H. Ian Macdonald
Joseph E. Martin
John B. Newman [3,4]

AGF Asset Management Asia Ltd.

David Yin Chan
W. Robert Farquharson [3]
Blake C. Goldring
C. Warren Goldring
Dr. Soo Ann Lee
Yong Siang Lee
Mary Hoon Keng Tan

AGF International Advisors Company Limited

John L. Arnold
Joseph D. Casey
W. Robert Farquharson
C. Warren Goldring [3]
Christopher Charles Lyttelton
Brian S. Perry
Ian Steers

[1] Chairman of the Board of AGF Management Limited
[2] Chairman of the Board of AGF Trust Company
[3] Chairman of the Board
[4] Chairman of the Audit Committee
[5] Chairman of the Corporate Governance Committee of AGF Management Limited
[6] Chairman of the Conduct Review Committee of AGF Trust Company
[7] Chairman of the Compensation Committee of AGF Management Limited
[8] AGF Management only

Executive Officers

AGF Management Limited

C. Warren Goldring
Chairman of the Board
Blake C. Goldring, CFA
President & Chief Executive Officer
W. Robert Farquharson, CFA
Vice-Chairman & Chief Investment Officer
Clive H.J. Coombs
Executive Vice-President
William D. Cameron, CA
Senior Vice-President & Chief Financial Officer
Judy G. Goldring, LL.B
Senior Vice-President & General Counsel
Beatrice Ip
Senior Vice-President, Corporate Secretary & Chief Auditor
Daniel Tutton
Senior Vice-President, Sales
Randy Van Der Starren
Senior Vice-President, Marketing
Chris Fregren, CA
Vice-President & Controller
Peter E. Scherer, CA, CFA
Vice-President & Treasurer

Subsidiaries

AGF Private Investment Management Limited

Joel Raby, CFA
President

AGF Trust Company

Mario Causarano, CA
President & COO

Unisen Inc.

Robert Smuk
President & CEO

Investmaster Group Limited

Tom Brady
Managing Director

Portfolio Managers

Martin Hubbes, CFA
Senior Vice-President
Stephen Rogers, MBA
Senior Vice-President
Scott D. Colbourne, CFA
Vice-President
Gerard Ferguson, CFA
Vice-President
Christine Hughes, CFA
Vice-President
Patricia Perez-Coutts, CFA
Vice-President
Cameron Scrivens, MBA
Vice-President
Margaret Shaw, CFA
Vice-President
Tristan Sones, CFA
Vice-President
Stephen W. Way, CFA
Vice-President
Charles Oliver, CFA
Portfolio Manager
Zoran Vojvodic, CFA
Portfolio Manager

Auditors

PricewaterhouseCoopers LLP

Registrar and Transfer Agents

Computershare Trust Company of Canada

Stock Exchange Listing

Toronto Stock Exchange, AGF.B

AGF Corporate Directory

AGF Management Limited

P.O. Box 50
Toronto-Dominion Centre
Toronto, ON M5K 1E9
Web Site: agf.com
E-Mail: tiger@agf.com
416 367-1900

China Representative Office

Suite 18-2, CITIC Building
19 Jianguomenwai Street
Beijing 100004, P.R. China

Japan Branch Office

Level 11, Akasaka - Tokyu Building
2-14-3 Nagata-cho
Chiyoda-ku, Tokyo 100-0014
Japan

Subsidiaries

AGF Funds Inc.

P.O. Box 50
Toronto-Dominion Centre
Toronto, ON M5K 1E9

AGF Trust Company

P.O. Box 331
Toronto-Dominion Centre
Toronto, ON M5K 1K7

AGF Private Investment Management Limited

1200 McGill College Avenue
Suite 2000
Montreal, QC H3B 4G7

AGF International Advisors Company Limited

34 Molesworth Street
Dublin 2, Ireland

AGF Asset Management Asia Ltd.

80 Raffles Place
#44-03, UOB Plaza 1
Singapore 048624

Unisen Inc.

2920 Matheson Blvd. East
Mississauga, ON L4W 5J4

Investmaster Group Limited

95 Gresham Street
7th Floor
London, England EC2V 7NA

A Look at AGF

Founded in 1957, AGF is one of Canada's largest and most innovative investment management companies. To meet the needs of more than 35,000 investment advisors and one million investors, AGF offers a full range of products and services along the wealth continuum, including more than 60 mutual funds, Harmony wrap program and AGF Private Investment Management.

Today our total assets exceed $27 billion.

To fulfill our vision to be a global company with a Canadian home, AGF continues to expand its global presence by building new markets in the U.K., Japan, China and Singapore.

AGF Management Ltd. is an independent Canadian-owned company listed on the Toronto Stock Exchange (AGF.B)

For a closer look, visit us at agf.com









What are you doing after work?

AGF MUTUAL FUNDS

AGF TAILORED INVESTMENT PROGRAMS
Harmony

AGF PRIVATE INVESTMENT MANAGEMENT

AGF TRUST

AGF Management Limited

P.O. Box 50
Toronto-Dominion Centre
Toronto, ON M5K 1E9

Web site: agf.com
E-mail: tiger@agf.com
416 367-1900